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Exhibit 99.(a)(36)

June 1, 2006

CBS COMPLETES VOLUNTARY EXCHANGE OFFER

CBS Corporation (NYSE: CBS.A and CBS) announced today that it has completed its Voluntary Exchange Offer, which gave eligible employees the opportunity to exchange stock options for restricted shares of Class B Common Stock in the new CBS Corporation. Employees who are not U.S. taxpayers were offered the opportunity to exchange stock options for restricted share units of CBS Corporation Class B Common Stock rather than restricted shares.

The offer commenced on May 3, 2006 and expired, as scheduled, at midnight EDT on May 31, 2006. CBS has accepted all validly tendered eligible stock options pursuant to the Voluntary Exchange Offer. Based on preliminary results, options to purchase approximately 63 million shares of CBS Corporation Class B Common Stock, or approximately 66 percent of all eligible options, were tendered for exchange and, in accordance with the terms of the Voluntary Exchange Offer, CBS Corporation will issue approximately 7 million restricted shares and approximately 100,000 restricted share units. The grant of the restricted shares and restricted share units is effective June 1, 2006. The terms and conditions of the Voluntary Exchange Offer are specified in the Schedule TO on file with the Securities and Exchange Commission, which is available at the Securities and Exchange Commission’s website at www.sec.gov.

CBS Corporation (NYSE: CBS.A and CBS) is a mass media company with constituent parts that reach back to the beginnings of the broadcast industry, as well as newer businesses that operate on the leading edge of the media industry. The Company, through its many and varied operations, combines broad reach with well-positioned local businesses, all of which provide it with an extensive distribution network by which it serves audiences and advertisers in all 50 states and key international markets. It has operations in virtually every field of media and entertainment, including broadcast television (CBS and UPN), cable television (Showtime and CSTV Networks), local television (CBS Television Stations), television production and syndication (CBS Paramount Television and King World), radio (CBS Radio), advertising on out-of-home media (CBS Outdoor), publishing (Simon & Schuster), theme parks (Paramount Parks), digital media (CBS Digital Media Group and CSTV Networks) and consumer products (CBS Consumer Products). In Fall 2006, UPN will cease operations and The CW, a new fifth broadcast television network, will launch as a joint venture between CBS Corporation and Warner Bros. Entertainment. For more information, log on to www.cbscorporation.com

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Press Contact: Dana McClintock	212/975-1077	dlmcclintock@cbs.com